Filed pursuant to Rule 433
Supplementing Preliminary
Prospectus dated June 27, 2012
Registration No. 333-178556

Markel Corporation

$350,000,000 4.90% Senior Notes Due 2022

Term Sheet

Issuer:	Markel Corporation

Security Type:	SEC Registered Senior Notes

Anticipated Ratings / Outlook:*	Moody’s: Baa2 (stable), S&P: BBB (stable), Fitch: BBB (stable)

Principal Amount:	$350,000,000

Trade Date:	June 27, 2012

Settlement Date:	July 2, 2012 (T+3)

Maturity Date:	July 1, 2022

Interest Payment Dates:	Semi-annually in arrears on January 1 and July 1 of each year

Initial Interest Payment Date:	January 1, 2013

Coupon:	4.90%

Benchmark Treasury:	1.75% due May 15, 2022

Benchmark Price / Yield:	101-6/ 1.619%

Spread to Benchmark:	+330 basis points

Yield to Maturity:	4.919%

Net Proceeds to Issuer before Expenses:	$347,207,000

Price to Public:	99.852%

Optional Redemption:	Make-whole call at any time at Treasury Rate plus 50 basis points. See “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement for more information.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	570535 AK0 / US570535AK02

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.